EXHIBIT 99.1

Galapagos and MorphoSys present results from a Phase 1 study with MOR106 in atopic dermatitis as late-breaking abstract at the American Academy of Dermatology (AAD) meeting in San Diego

  MOR106 was generally well tolerated in atopic dermatitis (AD) patients
  83% of patients (5 out of 6) at the highest dose reached at least 50% improvement per the atopic dermatitis area and severity index (EASI-50) at week 4
  Pooled data across dose cohorts showed 72% improvement of AD symptoms at week 12 compared to baseline in patients treated with MOR106
  Phase 2 development of MOR106 planned to be initiated in first half of 2018

Mechelen, Belgium and Planegg/Munich, Germany; 17 February 2018; 10.00 CET -Galapagos NV (Euronext & NASDAQ: GLPG) and MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX; OTC: MPSYY) announced the presentation of more detailed results of the Phase 1 study with the investigational IL-17C antibody MOR106 in AD patients at the American Academy of Dermatology (AAD) Annual Meeting 2018 in San Diego, CA, USA, held from 16-20 February. Initial study data were reported in September 2017. In the study, MOR106 showed first signs of activity and durable responses and was generally well tolerated in AD patients.

Professor Diamant Thaçi MD, Director of the Institute for Inflammation Medicine at the University Clinic Schleswig-Holstein Campus Luebeck and Independent Advisor for the study, presented results of the randomized, double-blind, placebo-controlled Phase 1 trial, evaluating single ascending doses (SAD) of MOR106 in healthy volunteers, and multiple ascending doses (MAD) in patients with moderate-to-severe AD in the late breaking abstracts session at AAD 2018. In the MAD part, 25 patients received four infusions once weekly of either MOR106 (at the doses of 1, 3, and 10 mg/kg body weight, respectively) or placebo in a 3:1 ratio. Patients were followed for 10 weeks after the end of the treatment period.

"Moderate-to-severe AD is a chronic, debilitating disease affecting millions of patients worldwide with a clear unmet medical need for safe and efficacious treatments," said Professor Diamant Thaçi MD. "Both the first signs of clinical activity and the sustained response lasting up to two months after treatment discontinuation support further clinical development of MOR106."

In the MAD part in AD patients reported at AAD 2018, all adverse drug reactions observed were mild-to-moderate and transient in nature. No serious adverse events (SAEs) and no infusion-related reactions were recorded. MOR106 exhibited a favorable pharmacokinetics profile with dose-dependent exposure.

At the highest dose level of MOR106 (10mg/kg body weight), in 83% of patients (5 out of 6) an improvement of at least 50% in signs and extent of AD, as measured by EASI-50, was recorded at week 4. The onset of activity occurred within two to four weeks, depending on the dose administered.

Pooled data across dose cohorts showed that patients treated with MOR106 achieved an EASI improvement compared to baseline of 58%, 62%, 72%, and 64% at week 4, 8, 12, and 14, respectively. For patients receiving placebo, the EASI improvement was 32%, 40%, 38%, and 50%.

MOR106 was generated using MorphoSys' Ylanthia antibody platform and is based on a target discovered by Galapagos. IL-17C is a cytokine which has been related to dermal inflammation and has been shown to be distinct from other members of the IL-17 cytokine family. MOR106 is the first publically known human monoclonal antibody against IL-17C in clinical development worldwide. MOR106 is an investigational drug and its safety and efficacy are yet to be established.

It is expected that Phase 2 development with MOR106 will be initiated in the first half of 2018.

Details of the oral presentation on MOR106 at AAD 2018:
Abstract #6753 - MOR106, an Anti-IL-17C mAb, a Potential New Approach for Treatment of Moderate-to-severe Atopic Dermatitis: Phase 1 Study.
Session #F061 - Late-breaking Research: Clinical Trials
Date: Saturday, February 17 from 1:00 PM - 3:00 PM PT (10:00 PM - 0:00 AM CET)
Place: Ballroom 20A
Presenter: Professor Diamant Thaçi MD, Director of the Institute for Inflammation Medicine at the University Clinic Schleswig-Holstein Campus Luebeck

About AD
Atopic dermatitis (AD), the most severe and common type of eczema, is a chronic relapsing inflammatory skin disease that causes severe itch, dry skin and rashes, predominantly on the face, inner side of the elbows and knees, and on hands and feet. Scratching of the afflicted skin leads to a vicious cycle causing redness, swelling, cracking, scaling of the skin and an increased risk of bacterial infections. Lichenification, thickening of the skin, is characteristic in older children and adults. The National Eczema Association estimates that atopic dermatitis affects over 30 million Americans or up to 25% of children and 2-3% of adults. 60% of AD patients are diagnosed in the first year of life, and 90% of patients have a disease onset before age five. Symptoms commonly fade during childhood, however, approximately 10-30% of the patients will suffer from atopic dermatitis for life. A smaller percentage first develop symptoms as adults.

About IL-17C
IL-17C is a cytokine that is broadly expressed in human skin pathologies and is described as an important modulator of the innate immune system of the skin, distinct from other members of the IL-17 cytokine family. IL-17C plays a crucial role in human inflammatory conditions, including skin diseases.

About MOR106 and the antibody collaboration
MOR106 is an investigational fully human IgG1 monoclonal antibody currently being developed for treatment of inflammatory diseases. It is the first publicly disclosed human monoclonal antibody designed to selectively target IL-17C in clinical development worldwide. MOR106 arises from the strategic discovery and co-development alliance between Galapagos and MorphoSys, in which both companies contribute their core technologies and expertise. Galapagos has provided the disease-related biology including cellular assays and targets discovered using its target discovery platform. MorphoSys has contributed its Ylanthia antibody technology to generate fully human antibodies directed against the target and contributes full CMC development of this compound. Galapagos and MorphoSys share research and development costs equally, as well as all future economics.

About MorphoSys
MorphoSys a late-stage biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on our proprietary technology platforms and leadership in the field of therapeutic antibodies, we, together with our partners, have participated in the development of more than 100 therapeutic product candidates currently in R&D, 28 of which in clinical development. Our broad pipeline spans two business segments: Proprietary Development, in which we invest in and develop product candidates, and Partnered Discovery, in which we generate product candidates for our partners in the pharmaceutical and biotechnology industries against targets identified by our partners. MorphoSys is listed on the Frankfurt Stock Exchange under the symbol MOR. For regular updates about MorphoSys, visit http://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos' pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic pulmonary fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 600 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, Switzerland, the US and Croatia. More information at www.glpg.com.

Contact

MorphoSys AG
Anke Linnartz, Head of Corporate Communications & IR
Jochen Orlowski, Associate Director Corporate Communications & IR
Alexandra Goller, Associate Director Corporate Communications & IR
Tel: +49 (0) 89 / 899 27-404
investors@morphosys.com

Galapagos
Investors:
Elizabeth Goodwin
VP IR & Corporate Communications
+1 781 460 1784

Paul van der Horst
Director IR & Business Development
+31 71 750 6707
ir@glpg.com

Media:
Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Galapagos forward-looking statements
This release may contain forward-looking statements pertaining to Galapagos, including, among other things, statements regarding the mechanism of action and safety and efficacy profile of MOR106, or regarding the timing, progress and/or results of clinical studies with MOR106. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos' expectations regarding its MOR106 development program may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research program may not support registration or further development of MOR106 due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for MOR106, MorphoSys), and estimating the commercial potential of MOR106. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.